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                                                     ---------------------------
                                                     |      OMB APPROVAL       |
                          UNITED STATES              ---------------------------
                SECURITIES AND EXCHANGE COMMISSION   |OMB Number: 3235-0145    |
                     Washington, D.C. 20549          |Expires: October 31, 2002|
                                                     |Estimated average burden |
                                                     |Hours per response 14.90 |
                          SCHEDULE 13D/A             ---------------------------

Amendment includes the exhibit inadvertently left out in the initial 13D filing.

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              BALSAM VENTURES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   05882Q 10 1
                     ______________________________________
                                 (CUSIP Number)

                                    DAVID LAM
                           20 E. Foothill Blvd., #208
                               Arcadia, CA  91006

                                  626-574-2911
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                December 10, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP No. 05882Q 10 1
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1.     Names of Reporting Persons     DAVID LAM
       I.R.S. Identification Nos. of above persons (entities only).:

--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

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3.     SEC Use Only:

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4.     Source of Funds (See Instruction):     PF

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5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):     N/A

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6.     Citizenship or Place of Organization:     UNITED STATES

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Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:          1,240,000 SHARES
       ________________________________________________________________________

8.     Shared Voting Power:        NOT APPLICABLE
       ________________________________________________________________________

9.     Sole Dispositive Power:     1,240,000 SHARES
       _______________________________________________________________________

10.    Shared Dispositive Power:   NOT APPLICABLE
       _______________________________________________________________________

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,240,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

       NOT APPLICABLE

13.    Percent of Class Represented by Amount in Row (11):  6.1%
       _______________________________________________________________________

14.    Type of Reporting Person (See Instructions):     IN

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                                   Page 2 of 5

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CUSIP No. 05882Q 10 1
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ITEM 1.          SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Balsam Ventures, Inc., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 810 Peace Portal Drive, Suite 200, Blaine, WA 98230.

ITEM 2.          IDENTITY AND BACKGROUND

A.   Name  of  Person  filing  this  Statement:

     DAVID  LAM  (the  "Holder")

B.   Residence  or  Business  Address:

     The business address of Mr. Lam is 20 E. Foothill Blvd., #208, Arcadia, CA 91006

C.   Present  Principal  Occupation  and  Employment:

     Mr. Lam is the president, chief executive officer and a director of the Company. Mr. Lam was appointed as president, chief executive officer and a director of the Company on December 10, 2002. Mr. Lam is the president and chief executive officer of Mediverse International, Inc. of 20 E. Foothill Blvd., #208, Arcadia, California, since 1994. Mediverse is a medical device exporting company and Mr. Lam is responsible for domestic strategic alliances and building the distribution network in Far East Asia. Mr. Lam is also the Managing Director of Topher Investment, L.L.C., since 1997, where he focuses on the acquisition/sales of commercial real estate investments and property management.

D. Mr. Lam has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. Mr. Lam has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  Mr.  Lam  is  a  citizen  of  the  United  States of America.


                                   Page 3 of 5

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CUSIP No. 05882Q 10 1
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ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mediverse International, Inc., a company beneficially owned by Mr. David Lam, acquired 1,000,000 shares of common stock of the Company from Mr. John Boschert, the secretary, treasurer and a director of the Company, on December 10, 2002 for an aggregate purchase price of $100. The purchase of the shares of common stock by Mr. Lam from Mr. Boschert was consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Mr. Lam.

ITEM 4.     PURPOSE OF TRANSACTION

On December 10, 2002, Mediverse International, Inc., a company beneficially owned by Mr. David Lam, as purchaser, and Mr. John Boschert, as seller and secretary, treasurer and a director of the Company, entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which Mr. Lam has acquired 1,000,000 shares of our common stock (representing approximately 5% of the outstanding shares of our common stock) for an aggregate purchase price of $100. The purchase of the shares of common stock by Mr. Lam from Mr. Boschert was consummated in a private transaction. As contemplated by the Stock Purchase Agreement, Mr. Boschert resigned as president and chief executive officer of the Company and Mr. Lam was appointed president, chief executive officer and a director of the Company.

The purpose or purposes of the acquisition of the Shares by Mr. Lam was for investment purposes and to settle an outstanding dispute with Mr. Boschert and the Company with respect to Mr. Lam's ownership and involvement in the Company. Mr. Lam is the president and chief executive officer of the company. Depending on market conditions and other factors, Mr. Lam may acquire additional shares of the Company's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Lam also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Lam does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


                                   Page 4 of 5

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CUSIP No. 05882Q 10 1
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

A. As of December 10, 2002, the Holder holds beneficially the following securities of the Company:

Title of Security     Amount             Percentage of Shares of Common Stock*
-----------------     ----------------   -------------------------------------
Common Stock          1,240,000 Shares          6.1%
-----------------   ------------------   -------------------------------------
*calculated  in  accordance  with  Rule  13d-3

B. The Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C. The Holder has effected sales of the Company's securities during the 60 days prior to the date of this report.

--------------------------------------------------------------------------------
Identity of                                                   Where and
Person Who                      Amount of                     How the
Effected the     Date of        Securities     Price per      Transaction
Transaction      Transaction    Involved         Share        Was Effected
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

D.   Not  Applicable.

E.   Not  Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Stock Transfer Agreement dated December 10, 2002 between John Boschert and Mediverse International, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   12/10/02
                                   _________________________________________
                                   Date

                                   /s/ David Lam
                                   _________________________________________
                                   Signature

                                   DAVID LAM, PRESIDENT AND CEO
                                   _________________________________________
                                   Name/Title


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